Exhibit (d)(1)(E)

AMENDMENT NO. 4 TO
THE TORO COMPANY
INVESTMENT, SAVINGS AND
EMPLOYEE STOCK OWNERSHIP PLAN
(2003 Restatement)

     The Toro Company, a Delaware corporation, pursuant to the power of amendment reserved to it in Section 11.1 of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the “Plan”) hereby adopts and publishes this Amendment No. 4 to the Plan effective as of the dates indicated below.

1. A new Section 9.7(h) is added to the Plan to read as follows effective as of March 15, 2004:

     (h) Notwithstanding subsection (b) above, a Participant or Beneficiary may elect to tender all or a portion of the Toro Common Stock allocated to the Participant’s or Beneficiary’s Matching Contribution Account and the Participant’s or Beneficiary’s Account attributable to contributions made pursuant to Sections 5.1(f), (g), and (h) (including the Vested and non-Vested portions of all such Accounts) other than amounts previously diversified pursuant to this Section 9.7; provided that such tender of Toro Common Stock must be done with respect to the tender offer by Toro that commences on or about March 17, 2004 and ends on or about April 8, 2004. The following provisions shall apply to such tender:

     (1) The proceeds of any tender of Toro Common Stock accepted by Toro will be transferred to the Participant’s or Beneficiary’s Employer Contribution Account, and invested in the default investment fund of the Plan at the time of such transfer, in accordance with the rules of the Administrator. The Participant or Beneficiary can subsequently direct the investment of such proceeds transferred to the Employer Contribution Account consistent with Section 9.5.

     (2) With respect to any tender of Toro Common Stock that is not accepted by the Company, the other provisions of this Section 9.7 will continue in force on and after the end of the tender period.

2. Section 9.8(c) of the Plan is amended by adding the following language at the end, effective as of March 15, 2004:

For purposes of the tender offer by Toro that commences on or about March 17, 2004 and ends on or about April 8, 2004, Participants who do not return materials tendering all or a portion of the Toro Common Stock held in their Accounts (including the Vested and non-Vested portions of all such Accounts) will be deemed to have provided a response declining to tender any shares of Toro Common Stock to Toro, and the Trustee will act as if it had received direction from those Participants to retain all of the Toro Common Stock in their Accounts (including the Vested and non-Vested portions of all such Accounts).

     IN WITNESS WHEREOF, The Toro Company has hereunto subscribed its name on this            day of      , 2004.

THE TORO COMPANY

By

Its

STATE OF MINNESOTA	)
) SS.
COUNTY OF HENNEPIN	)

     On this        day of           , 2004, before me personally appeared             , to me personally known, who, being by me first duly sworn, did depose and say that he [she] is the              of The Toro Company, the corporation named in the foregoing instrument; and that said instrument was signed on behalf of said corporation by authority of its Board of Directors and he [she] acknowledged said instrument to be the free act and deed of said corporation.

Notary Public